Filed Pursuant to Rules 424(b)(3)
and 424(c) of Regulation C
Registration No. 333-113649

SOUTHWEST COMMUNITY BANCORP
SUPPLEMENT
TO
REOFFER PROSPECTUS DATED MARCH 16, 2004

     This Supplement to Reoffer Prospectus (this “Supplement”) covers the resale by Frank J. Mercardante (the “Selling Shareholder”), Chief Executive Officer of Southwest Community Bancorp (the “Company”), of 12,500 shares of the Company’s common stock, no par value per share (the “Common Stock”), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholder (the “Stock Option Agreement”) in connection with the Southwest Community Bancorp 2002 Stock Option Plan (the “Plan”).

     The Company’s Common Stock is traded infrequently in the over-the-counter market under the trading symbol “SWCB.” The Company’s Common Stock is not listed on any exchange or market. Certain information concerning the Common Stock is reported on the NASDAQ electronic bulletin board. The last bid and asked prices for the Common Stock as so reported was on October 19, 2004 and were $30.00 and $31.00 per share, respectively. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholder.

PLAN OF DISTRIBUTION

     The Company has been notified that 12,500 shares of the Common Stock will be sold through Western Financial Corporation, a licensed broker. The 12,500 shares of Common Stock will be sold on the OTC Bulletin Board at market on or about October 20, 2004. Other than as disclosed herein, there are no other material terms concerning the proposed sale.

The date of this Supplement is October 20, 2004.